Stellar Acquisition III Inc.

90 Kifissias Avenue

Maroussi 15125

Athens, Greece

August 18, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3030

Washington, DC 20549

Attn: Daniel Morris, Special Counsel

Re:	Stellar Acquisition III Inc.
Amendment No. 3 to Registration Statement on Form S-1 Response dated August 15, 2016 File No. 333-212377

Dear Mr. Morris:

Stellar Acquisition III Inc. (the “Company”, “it”, “we”, “us” or “our”) hereby transmits its response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated August 18, 2016, regarding Amendment No. 3 to the Registration Statement on Form S-1 (the “Registration Statement”) previously filed on August 15, 2016.

For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

Exhibit 3.3

1.	We note that upon approval of an amendment to Section 9.2(d), shareholders will be given an opportunity to fully redeem their shares. Please confirm that any such amendment to Section 9.2(d) will be voided, and Section 9.2(d) will remain unchanged, if any shareholders who wish to redeem are unable to redeem due the redemption limitation.

We hereby confirm that any such amendment to Section 9.2(d) will be voided, and Section 9.2(d) will remain unchanged, if any shareholders who wish to redeem are unable to redeem due the redemption limitation.

Exhibit 10.5

2.	We note your response to comment 3. While you disclose that you will not repay the extension loans, you appear to have added disclosures regarding the repayment of extension loans from funds outside the trust. We also note that Section 1(j) of Exhibit 10.5 appears to contemplate the withdrawal of interest earned on trust assets to repay the extension loans. Please reconcile.

We have revised the Registration Statement and Exhibits 3.3 and 10.4 to be consistent with Section 1(j) of Exhibit 10.5.

We thank the Staff for its review of the foregoing.  If you have further comments, we ask that you forward them by electronic mail to our counsel, Stuart Neuhauser at sneuhauser@egsllp.com or by telephone at (212) 370-1300.

Very truly yours,

/s/ Prokopios (Akis) Tsirigakis
Prokopios (Akis) Tsirigakis Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP Loeb & Loeb LLP